

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2015

Jason Gorevic
Chief Executive Officer
Teladoc, Inc.
2 Manhattanville Road, Suite 203
Purchase, New York 10577

> **Re: Teladoc, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted March 24, 2015**
> **CIK No. 0001477449**

Dear Mr. Gorevic:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Market, Industry and Other Data, page ii

1. We refer to the last two sentences of your first paragraph. The inclusion of these statements might cause a potential investor to believe the registrant is not liable for some of the information included in your prospectus. In order to eliminate any inference that you are not liable for all of the information in your registration statement, please delete these sentences from your registration statement. Alternatively, please clearly state that the registrant is liable for all of the information contained in the registration statement.

Prospectus Summary

2. Please describe the meaning and significance of the following terms at your first reference:

- Statistically Significant
- Evidence Based clinical guidelines
- Application Program Interface
- National Committee for Quality Assurance and its certification process

Highly Scalable Solution, page 8

3. We refer to your disclosure regarding the scalability of your business model. We note that during your last fiscal year your sales increased but a larger increase in expenses contributed to a widening net loss. In that regard, please explain to us why it is reasonable to describe your business as "scalable" and provide any additional disclosures as may be appropriate. In the alternative, please eliminate this disclosure from your registration statement.

4. We note your disclosure that services such as behavioral health, dermatology and other services are currently in development stages. We also note your disclosure on page 10, that you have completed three acquisitions that have expanded your distribution capabilities and broadened your service offering, including into areas such as behavioral health. Please revise your prospectus summary to clearly state the services your Providers currently offer and those services that you intend to offer through your Providers. Please make any corresponding changes throughout your registration statement.

Clinical Capabilities Tailored to Telehealth, page 8

5. We note your disclosure on page 9, stating that you believe your track record of zero medical malpractice claims is a testament to your clinical quality. We also note that your corporation is not licensed to practice medicine and must contract with one or more professional associations and/or licensed physicians to provide telephone and online video consult to members. Please expand your disclosure to explain to investors how medical malpractice or clinical quality relates to the services you provide directly or otherwise modify these statements as may be appropriate.

Expand through Focused Acquisitions, page 10

6. We note you disclose that you "have historically been successful in identifying, evaluating and integrating acquisitions that have created value for shareholders." We also note your Summary Historical Financial Information on page 15, disclosing that you have incurred a net loss per share for the fiscal years ended December 31, 2013 and 2014. Please expand your disclosure to further discuss how your acquisitions have created value for stockholders or otherwise revise your disclosure as may be appropriate.

Risks Related to Our Business, page 10

7. Please revise your bulleted risks to provide brief but specific information relating to your identified risks. For example, what is the nature of your internal control weakness, what types of risks do changes in the healthcare industry pose to your company and what are the current legal challenges to your business model.

8. Please supplement your list of bullet point risk factors to address:
    - The inability or potential inability of your Providers to provide services in certain states including the restrictions imposed by applicable regulations regarding the prescribing by Providers of certain medications;
    - Federal and state privacy and security regulations regarding the use and disclosure of personally identifiable information or medical information and the significant liability that could result from either failure to comply or a cybersecurity breach;
    - Increasing competition in a growing industry with expected new entrants; and
    - Acceptance of telemedicine by a sufficient number of patients as only a few percent of your Members availed themselves of telemedical conferences last year (i.e. 300,000 appointments out of a Member population of 11,000,000).

Risk Factors, page 18

9. We refer to your disclosure on page 127, "Choice of Forum." Please add a risk factor describing the disadvantages to stockholders attendant to the exclusive forum provision contained in your amended and restated certificate of incorporation and please include this disclosure in your discussion of Choice of Forum on page 127.

Our business could be adversely affected by ongoing legal challenges…, page 18

10. Please revise your risk factor to describe the meaning and significance of "cross-coverage practice."

We are dependent on our relationships with affiliated professional entities…, page 19

11. Please revise your disclosure in this risk factor to identify the states in which you operate that require physicians to be employed by unaffiliated entities such as Teladoc Physicians, P.A.

We may become subject to medical liability claims…, page 26

12. Please expand your risk factor to disclose the amount of medical liability insurance you carry. Also, for any other type of insurance coverage you maintain for risks discussed in other risk factors, please quantify the amount of insurance you carry.

Jason Gorevic
Teladoc, Inc.
April 20, 2015
Page 4

We may require additional capital to support business growth…, page 32

13. Please revise this risk factor heading and expand your disclosure in this risk factor to include current debt as well as indebtedness that may be incurred in the future. In regard to current debt, please disclose the limitations imposed by lenders, covenants and the nature of any security interest.

The price of our common stock may be volatile…, page 45

14. We note your disclosure in this risk factor relating to patents, product candidates, collaborations, competing products, in-licensing of product candidates or products and market conditions in the pharmaceutical and biotech industries. We also note your second risk factor on page 49, disclosing that securities class action risk following a decline in market price is especially relevant for you because biotechnology companies have experienced significant stock price volatility in recent years. These disclosures relate to pharmaceutical and biotechnology companies. Please revise your risk factors to eliminate any references to industries in which you do not operate.

Use of Proceeds, page 51

15. We note your disclosure regarding your anticipated use of proceeds for working capital or other general corporate purposes. Please note, pursuant to the requirements of Item 504 of Regulation S-K, where a registrant has no current specific plan for the proceeds, or a significant portion thereof, the registrant shall so state and discuss the principal reasons for the offering. Alternatively, if a registrant has a current plan a registrant must state the principal purposes that the proceeds are intended to be used beyond the contribution of proceeds to working capital and the approximate amount intended to be used for each such purpose. We also note your disclosure under "Facilities" on page 94 that you are in the process of opening a physician network operations center in Dallas. Accordingly, please revise this section and elsewhere throughout the prospectus as may be appropriate.

Capitalization, page 53

16. Please separate the line item cash and cash equivalents in the table on page 54 with a double underline to clearly separate it from your capitalization. Please revise the amount for total capitalization to exclude the amount for cash and cash equivalents.

Contractual Obligations and Commitments, page 72

17. Please revise your table to include interest associated with your long-term debt.

Warranties and Indemnification, page 75

18. Please revise your disclosure, if applicable, to include a discussion of any known infringement of third-party intellectual property rights.

Stock-Based Compensation Expense, page 76

19. Please explain the reasons for the increase in fair value between the options granted in December 2014 of $2.63 and the common stock valuation of $3.81 determined at December 31, 2014.

20. We may have additional comments on your accounting for equity issuances including stock compensation and beneficial conversion features. Once you have an estimated offering price, please provide us an analysis explaining the reasons for the differences between recent valuations of your common stock leading up to the IPO and the estimated offering price.

Business, page 81

21. Please expand your disclosure to discuss your services agreement with TelaDoc Physicians, P.A. Please provide the material terms of the agreement, each party's rights and obligations, duration, termination provisions and any payment provisions and please file the agreement as an exhibit. In addition, please include a brief summary of your relationship with TelaDoc Physicians, P.A. in your prospectus summary.

Increase Engagement by Our Members, page 89

22. We note your disclosure regarding your "current initiative to bring the remainder of [y]our customer service function in-house." Please expand your disclosure in your business section to describe your agreements with third-party call centers.

Technology and Operations, page 89

23. We refer to your disclosure in the second bullet point of the third paragraph on page 90. Please describe the meaning and significance of "a fully functional RESTful API."

24. We refer to your disclosure in the fourth paragraph on page 90. Please revise your disclosure to indicate what industry you are referring to in your discussion of "industry-standard process."

Clients and Members, page 91

25. It appears to us that you may have meant to use the word "employers" rather than "employees" in the first bullet. Please revise or advise us as may be appropriate.

Case Studies, page 91

26. Please identify the independent third-party commissioned by you to perform independent case studies on each of your two large Clients and file their consent to the use of their name in the prospectus as an exhibit to your registration statement.

27. Please revise your disclosure with respect to your two case studies to include the number and percentage of Members used to compute your findings in the respective studies and the duration of each study.

28. Please tell us the methodologies and assumptions employed and any other relevant information that was used by the third party to compute the results of the studies described in each of the bullets on pages 91 and 92.

29. Please provide us copies of the studies you refer to in this section for our examination.

Facilities, page 94

30. Please file all material leases as exhibits.

Intellectual Property, page 99

31. We note that you currently own issued and pending trademarks and service marks which are used in connection with your services. Please expand your disclosure to provide a detailed discussion of all of your material intellectual property including:
   - identification of the relevant trademark or service mark and whether such trademark or service mark is registered, pending registration or an unregistered common law mark; and
   - whether any such intellectual property is subject to any known rights of others including any impairments, assignments or pledges.

Principal Stockholders, page 123

32. Please include footnote disclosure identifying the beneficial owners of the shares held of record by the five entities listed in your table of principal stockholders (i.e. the natural person(s) holding dispositive or voting power), in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

Jason Gorevic
Teladoc, Inc.
April 20, 2015
Page 7

Other Comments

33. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

34. We note your placeholders for both "Cover Art" and "Back Page Art" in your prospectus cover page. Please revise your prospectus to include the "Cover Art" and "Back Page Art" for our review. Please also confirm that the graphics included in your registration statement are the only graphics you will use in your prospectus. If those are not the only graphics, please provide any additional graphics prior to their use for our review.

35. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

You may contact Vanessa Robertson at 202-551-3649 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
     Marc D. Jaffe
     Latham & Watkins LLP